Exhibit 21.1

List of Subsidiaries and Variable Interest Entities of Planet Green Holdings Corp.

Subsidiaries	Place of Incorporation

Promising Prospect Limited	British Virgin Islands
Shine Chemical Co., Ltd.	Cayman Islands
Fast Approach Inc.	Canada
Lucky Sky Planet Green Holding Co. Limited	Hong Kong
Bless Chemical Co., Ltd.	Hong Kong
Jiayi Technologies (Xianning) Co., Ltd.	PRC
Shanghai Shuning Advertising Co, Ltd.	PRC
Shandong Yunchu Supply Chain Co., Ltd.	PRC
Jingshan Sanhe Luckysky New Energy Technologies Co., Ltd.	PRC
Bulaisi Technology Co., Ltd.	PRC

Variable Interest Entities	Place of Incorporation

Anhui Ansheng Petrochemical Equipment Co., Ltd.	PRC
Jilin Chuangyuan Chemical Co., Ltd.	PRC